Exhibit (a)(1)

July 29, 2011

Re: Recommend Rejection of Tender Offer from MPF Badger Acquisition Co. 2, LLC and Coastal Realty Business Trust

Dear Wells Mid-Horizon Value-Added Fund I, LLC Member:

On July 19, 2011, MPF Badger Acquisition Co. 2, LLC and Coastal Realty Business Trust (“MPF”) offered to purchase your shares of Wells Mid-Horizon Value Added Fund I, LLC (“the Fund”) at $150 per unit. The offer is limited to 10,000 units or approximately 19.28% of the Fund’s outstanding units.

It is important to note that the Fund is not in any way affiliated with MPF or its affiliates, and we believe this offer is not in the best interest of our members. After carefully evaluating the offer, the Board of Directors for Wells Investment Management Company, LLC unanimously recommends that you reject MPF’s offer and not tender your units.

The full Schedule 14D-9, which we filed with the SEC in response to MPF’s offer, can be reviewed at www.WellsREF.com. Before making your decision, we encourage you to read the Schedule 14D-9, which gives a more detailed description of the reasons why we strongly believe that the offer is not in your best interest:

•	We believe that the MPF offer is significantly below the current and potential long-term value of the Fund’s units.

•

The Fund’s most recent estimated net asset value of $808 per unit is in excess of the tender offer price. While current market conditions may have a negative impact on the values of the Fund properties, the Board of Directors believes that the Fund’s net asset value per unit is considerably above the offer price of $150 per unit.

•

Given the offer price, we believe that it represents an opportunistic attempt by MPF to purchase shares at a substantially low price and make a profit. As a result, members who tender their units would be deprived of the potential opportunity to realize the full long-term value of their investment.

In summary, we believe that you should view MPF as an opportunistic purchaser attempting to acquire your units in order to make a profit and, as a result, deprive you of the potential long-term value of your units.

Next Step:

To decline the offer, simply ignore it. You do not need to respond or take any additional actions.

If you have any questions about this tender offer or other matters, please contact your financial representative or call a Wells Client Services Specialist at 800-557-4830. As always, we appreciate your trust in Wells Mid-Horizon Value-Added Fund I, and we encourage you to follow the Board of Directors’ recommendation and not tender your units.

Sincerely,

Christopher D. Daniels

President

Wells Investment Management Company, LLC

Enclosure

cc: Financial Representative